November 25, 2016

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4628

Dear Mr. Decker:

Re:	Taseko Mines Limited
Form 40-F for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-31965

We acknowledge receipt of your Comment Letter dated November 22, 2016 in respect of Form 40-F filed by Taseko Mines Limited (the “Company”) for the year ended December 31, 2015. Your comments are in italics to the left below, our responses are to the right.

SEC COMMENT		RESPONSE

General
1.

Please amend your Form 40-F to provide the certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code as exhibits to the annual report. We refer you to General Instruction B(6)(a)(2)(i) of Form 40-F for further guidance.

The Company has made the requested amendment and filed the revised Form 40-F.

Exhibit 99.5
Aley Project
Aley Mineral Resources, page 38
2.

We note in your filing, the Aley mineral resources are stated below and above your economic cutoff grade. Mineral resources must have reasonable prospects for economic extraction. We believe this means that any reportable resource estimates must be delimited using an economically based cutoff to segregate resources from mineralization. Based on the information you have disclosed, your resource disclosure at the various cutoffs below your economic cutoff grade provide an estimate of geologically available mineralization that does not appear to be economic. Please tell us supplementally the basis for disclosing resources at cutoffs below your economic cutoff grade.

The resources provided in Table 14 are contained within an open pit shell which has been determined on the basis of reasonable assumptions for economic extraction. The base case resource within that pit is stated at a 0.2% Nb2O5 cut-off grade. The tonnage and grade provided above and below this cut-off grade are included solely to give the reader an indication of the sensitivity of the resource to cut-off grades within that common pit. In order to avoid any future confusion the Company will not include a resource sensitivity table in our AIF/Form 40- F filings going forward.

Exhibit 99.6
Notes to Consolidated Financial Statements
2. Basis of Preparation
2.5 Significant Accounting Policies
(d) Exploration and evaluation, page 4
3.

Your disclosure states that expenditures are considered development costs and capitalized as part of mineral properties once it is expected that these expenditures can be recovered by future exploitation or sale. Please expand your disclosure in future filings to indicate the specific factors you consider in determining whether expenditures can be recovered by future exploitation or sale and explain how your decision to begin capitalization of costs as development costs is related to the determination of mineral resources and reserves.

The Company has noted this and will provide the expanded disclosure for future filings, commencing with the Company’s audited financial statements for the year ended December 31, 2016 and related Form 40-F annual report.

If you require any further information on any of our responses above, please feel free to contact Stuart McDonald at 778-373-4550.

Yours truly,

TASEKO MINES LIMITED

/s/ Stuart McDonald

Stuart McDonald
Chief Financial Officer